

Report of Independent Accountants

To the Board of Directors and Member of
Sanford C. Bernstein & Co., LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Sanford C. Bernstein & Co., LLC and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Sanford C. Bernstein & Co., LLC for the year ended December 31, 2018, solely to assist the specified parties in evaluating Sanford C. Bernstein & Co., LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Sanford C. Bernstein & Co., LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Compared the payment of $214,628 on page 1, item 2B of Form SIPC-7 with the respective cash disbursement records, check number 00662679 dated July 24, 2018, obtained from the Accounts Payable Department, noting no differences.

        Compared the payment of $224,363 on page 1, item 2G of Form SIPC-7 to Accounts Payable VIP Number 19-489815 dated February 26, 2019, obtained from the Accounts Payable Department, noting no differences.

2. Compared the Total Revenue amount reported on page 4 of the audited Form X-17A-5 for the year ended December 31, 2018 to the Total revenue amount of $341,681,165 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2018, noting a difference of 2.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared additions on line 2, net loss from principal transactions in securities in trading accounts, of $1,568,006 to the line titled "Total Additions 2b" on the schedule titled "SCB LLC SIPC Fee Calculation" provided by Paul Gonoud, VP Broker-Dealer Accounting, noting no differences.

    b. Compared deductions on line 3, commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $31,970,552 to the line titled "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" on the schedule titled "SCB LLC SIPC Fee Calculation" provided by Paul Gonoud, VP Broker-Dealer Accounting, noting no differences.

    c. Compared deductions on line 5, net gain from securities in investment accounts, of $218,091 to the line titled "Deduction for Net Gains from securities in investment accounts" on the schedule titled "SCB LLB SIPC Fee Calculation" provided by Paul Gonoud, VP Broker-Dealer Accounting, noting no differences.



     d.   Compared deductions on line 9(ii), 40% of margin interest earned on customer securities account (40% of FOCUS line 5, Code 3960), of $18,399,850, to the line titled "40% of interest earned on customers securities accounts – Margin Interest" on the schedule titled "SCB LLC SIPC Fee Calculation" provided by Paul Gonoud, VP Broker-Dealer Accounting, noting no differences.

4.   Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

     a.   Recalculated the mathematical accuracy of the amount in the line titled "Total deductions" on page 2, of $50,588,493, of the Form SIPC-7 by adding the deductions included on page 2 in lines 2c(1) to 2c(9) of the Form SIPC-7, noting no differences.

     b.   Recalculated the mathematical accuracy of the amount in the line titled "Total additions" on page 2, of $1,568,006, of the form SIPC-7 by adding the additions included on page 2 in lines 2b(1) to 2b(7) of the Form SIPC-7, noting no differences.

     c.   Recalculated the mathematical accuracy of the amount in the line titled "SIPC Net Operating Revenues" on page 2, line 2d of $292,660,678, of the Form SIPC-7 by subtracting the line titled "Total Deductions" and adding the line titled "Total Additions" on page 2 to line 2a "Total Revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)" of the Form SIPC-7, noting no differences.

     d.   Recalculated the mathematical accuracy of the amount in the line titled "General Assessment @ .0015" on page 2, line 2e of $438,991, of the Form SIPC-7 by multiplying line 2d "SIPC Net Operating Revenues" of the Form SIPC-7 by .0015, noting no differences.

     e.   Compared the amount in the line titled "General Assessment" on page 1, line 2A, of $438,991, of the Form SIPC-7 to page 2, line 2e "General Assessment @ .0015" of the Form SIPC-7, noting no differences.

     f.   Recalculated the mathematical accuracy of the amount in the line titled "Total assessment balance and interest due (or overpayment carried forward) on page 1, line 2F of $224,363, of the Form SIPC-7 noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Board of Directors and Member of Sanford C. Bernstein & Co., LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

New York, New York
February 28, 2019